FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica, Mediobanca, Generali, Intesa Sanpaolo and Benetton unite to take a stake in Telecom Italia	5

28/04/07

Creating a consortium, now the largest shareholder in the Italian operator with 23.6% of the capital

TELEFÓNICA, MEDIOBANCA, GENERALI, INTESA SANPAOLO AND BENETTON UNITE TO TAKE A STAKE IN TELECOM ITALIA

  The company, presided over by César Alierta, will have two board members and an indirect participation of 10% in Telecom Italia

          Madrid, 28 April 2007.- The Board of Directors of Pirelli, in an extraordinary meeting held today, and Edizione (Benetton Group), have agreed to sell their stakes in Olimpia, principal shareholder of Telecom Italia, to a consortium made up of Telefónica, the group’s industrial partner, the insurance company Generali, the banks Mediobanca and Intesa Sanpaolo, and Benetton (partially reinvesting in the consortium). The operation is subject to the mandatory authorisations.

          The new consortium, in which Telefónica holds 42.3% of the shares, will have a 23.6% participation in Telecom Italia’s capital (18% indirectly through Olimpia and 5.6% directly), thus becoming the largest shareholder of the Italian operator. The other members of the consortium have the following shareholdings: Generali (28.1%), Mediobanca (10.7%), Intesa Sanpaolo (10.7%) and Benetton (8.2%).

          The new company starts out with a capital structure of 5,145 million euro, representing a 2,314 million euro investment for Telefónica. An additional capital increase of 900 million euro is foreseen in which Telefónica will have the right to subscribe for new shares on a pro-rata basis, in accordance with its current participation.

          The agreement enables Telefónica to enter Telecom Italia’s Board with two members, a number proportionate to its 10% economic interest in the company. In the new company, Telefónica will have the right of first refusal on the sale of shares, as well as veto rights in certain decisions related to share ownership changes, dividend policy and divestitures.

          This operation enables Telefónica to both strengthen its relationship with Telecom Italia, with whom it has entered into cooperation agreements in Germany, and to reinforce its position in Europe and Latin America. Nonetheless, the two companies (Telefónica and Telecom Italia) will be managed separately and independently and it is foreseen that both Telefónica and the board members it appoints will abstain from participating and voting in meetings of the relevant corporate bodies whose purpose is to consider business decisions related to countries in which both companies have a presence.

          As a result of meetings with the Italian operator, Telefónica and Telecom Italia foresee the generation of synergies which would give rise to costs savings for both companies.

          This investment in no way alters Telefónica’s commitment to the markets with respect to limiting its financial investments this year to a net total of 1,500 million euro.

Shareholder Structure

Mediobanca		Generali		Intesa		Benetton		Telefónica
| | | \/	10.7%	| | | \/	28.1%	| | | \/	10.7%	| | | \/	8.2%	| | | \/	42.3%
___________________________________________________________________________________ | New Company | ___________________________________________________________________________________
| | | \/	100%		| | | |
________________ | Olimpia | ________________			| | | |
| | | \/	18%	_______ | 23.6% | _______	| | | \/	5.6%
___________________________________________________________________________________ | Telecom Italia | ___________________________________________________________________________________

ANNEX:

Newco investment:

100% Olimpia (2.82 euros/share)	4,118 Million euros
5.6% in TI (2.53 euros/share)	1,897 Million euros
Total	6,015 Million euros

Newco sources of funds:

Telefónica	2,314 Million euros
Mediobanca (in kind)	522 Million euros
Generali (in kind)	1,375 Million euros
Intesa	522 Million euros
Benetton	412 Million euros
Total equity	5,145 Million euros
Net debt 1	870 Million euros
Total sources	6,015 Million euros

For further information, please contact:
Investor relations
Telf: (+34) 91 584 4713 - (+34) 91 584 4700
Ezequiel Nieto	ezequiel.nieto@telefonica.es
Dolores García	dgarcia@telefonica.es
Diego Maus	dmaus@telefonica.es

1   To be reduced through a potential capital increase of up to 900 Million Euros to be executed in the 6 months following the completion of the deal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 28th, 2007	By:	/s/ Ramiro Sánchez de Lerín García- Ovies
			Name:	Ramiro Sánchez de Lerín García- Ovies
			Title:	General Secretary and Secretary to the Board of Directors